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Exhibit (a)(5)(G)

[TRIBUNE LETTERHEAD]

Press Release

TRIBUNE ANNOUNCES PRELIMINARY RESULTS
OF MODIFIED "DUTCH AUCTION" TENDER OFFER

        CHICAGO, June 27, 2006—Tribune Company (NYSE: TRB) today announced the preliminary results of its modified "Dutch Auction" tender offer which expired at 12:00 midnight, New York time, on Monday, June 26, 2006.

        Based on the preliminary count by the depositary for the tender offer, Tribune expects to acquire approximately 45 million shares of its common stock at a price of $32.50 per share. These shares represent approximately 15 percent of the shares outstanding as of May 15, 2006. Because Tribune will purchase all of the shares tendered, no proration is required.

        The number of shares to be purchased is preliminary and subject to verification by the depositary. The actual number of shares purchased will be announced upon verification and payment will occur promptly thereafter.

        Pursuant to the terms of the purchase agreements with the McCormick Tribune Foundation and the Cantigny Foundation, Tribune will also acquire an aggregate of 10 million shares of Tribune common stock on July 12, subject to adjustment based upon the final number of shares tendered, at a price of $32.50 per share. Tribune plans to repurchase up to an additional 20 million shares in the open market beginning on or after July 12, 2006.

        "We are pleased with the successful conclusion of the tender offer. This leveraged recapitalization represents a very meaningful step in our plan to enhance value for shareholders," said Dennis FitzSimons, Tribune chairman, president and chief executive officer. "Now, our priority is to improve operating performance through a combination of top-line growth initiatives and additional cost savings. We'll also continue to move forward on dispositions of non-core assets."

        Merrill Lynch & Co. and Citigroup served as co-dealer managers for the tender offer. Georgeson Shareholder Communications Inc. served as Information Agent and Computershare Trust Company, N.A. served as the depositary. Any questions about the tender offer may be directed to Georgeson at 17 State Street, 10th Floor, New York, N.Y. 10004, telephone 866/767-8963. (Banker and brokerage firms call collect 212/440-9800.)

        TRIBUNE (NYSE:TRB) is one of the country's top media companies, operating businesses in publishing and broadcasting. It reaches more than 80 percent of U.S. households and is the only media organization with newspapers, television stations and websites in the nation's top three markets. In publishing, Tribune operates 11 leading daily newspapers including the Los Angeles Times, Chicago Tribune and Newsday, plus a wide range of targeted publications. The company's broadcasting group operates 26 television stations, Superstation WGN on national cable, Chicago's WGN-AM and the Chicago Cubs baseball team. Popular news and information websites complement Tribune's print and broadcast properties and extend the company's nationwide audience.

MEDIA CONTACT: Gary Weitman VP/Corporate Communications 312/222-3394 (Office) gweitman@tribune.com	INVESTOR CONTACT: Ruthellyn Musil SVP/Corporate Relations 312/222-3787 (Office) rmusil@tribune.com

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  Exhibit (a)(5)(G)